SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on Dynatec Joining Aurora acquisition dated May 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    May 18, 2005, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

DYNATEC TO JOIN FNX MINING IN
AURORA PLATINUM ACQUISITION

TORONTO, ONTARIO - May 18, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) announced today that it has agreed to sell to Dynatec Corporation (DY-TSX), its partner in the Sudbury Joint Venture, a 50% indirect interest in Aurora Platinum Corp. (ARP-TSXV) following the completion of FNX's acquisition of Aurora in exchange for approximately 7.8 million Dynatec shares, cash not to exceed $12.1 million and their share of FNX’s transaction costs.

Under the terms of the agreement between Dynatec and FNX, Dynatec will pay an amount of money (indirectly) to FNX equal to 25% of the aggregate value of the FNX common shares issued to acquire Aurora; and Dynatec will issue to FNX 3.61365 Dynatec common shares for each two FNX common shares issued to acquire Aurora, totaling approximately 7.8 million Dynatec shares and 7.2273 Dynatec share purchase warrants for each two FNX options issued in exchange for options of Aurora, with each Dynatec share purchase warrant entitling the holder to acquire one Dynatec common share at a price equal to the price of the FNX options issued divided by 7.2273 for a term equivalent to the term of the FNX options for which the particular Dynatec share purchase warrants are issued.

Aurora is a junior Canadian resource company actively exploring for nickel-copper-platinum-palladium-gold deposits in Ontario and Quebec and through various ownership interests and agreements holds an extensive land position in the prolific Sudbury Basin mining camp.

Further details of the acquisition of Aurora by FNX and Aurora’s assets can be found in FNX's news release dated May 4, 2005.  Completion of the acquisition of Aurora by FNX and the FNX sale of 50% of Aurora to Dynatec are subject to receipt of all necessary regulatory and court approvals and Aurora shareholder approval, which will be sought on June 20, 2005.

Forward-Looking Statements

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release statements about approval and completion of acquisitions are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

FNX Mining Company Inc.

FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,